Exhibit 21.1
Subsidiaries

Entity	Jurisdiction of Organization

Great Lakes Energy Technologies, LLC	Wisconsin
Clean Energy Solutions, LLC	Wisconsin
Energy Capital Partners, LLC	Wisconsin